140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Anne Nguyen Parker, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 23, 2014
File No. 333-196437

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2014 and amended on August 25, 2014, September 24, 2014, October 14, 2014 and October 23, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 5, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received on October 24, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Results of Operations

Six months ended June 30, 2013 and 2014 (unaudited), page 99

1.                          We note the revised disclosures provided on page 99 and 100 of MD&A in response to our prior comment 1. Please revise the discussion on page 100 to clearly explain why a revision in your assumptions regarding the timing of $17.2 million of NFL player contract and endorsement contract cash flows expected to be received during 2014-2015 resulted in an unrealized loss of $56,000 associated with the Vernon Davis brand during the period. Your revised disclosure should explain how the expected amount or timing of these cash flows changed and should clearly explain why this change in timing resulted in a decrease in the present value of the related cash flows and the related unrealized loss.

Response:                                         In response to the Staff’s comment, the Company has revised the discussion on page 100.

2.                          In a related matter, we note that the amount of the unrealized loss during the six months ended June 30, 2014 as discussed on pages 99 and 100 of MD&A of $56,000 does not agree with that discussed in the second paragraph on page 125 of the filing under the heading “Vernon Davis Brand Contract at Estimated Fair Value” which indicates that as a result of adjustments to the timing of certain Vernon Davis cash flows during your June 30, 2014 valuation process, the fair value of the brand contract decreased by $143,000. Please reconcile and revise these disclosures.

Response:                                         In response to the Staff’s comment, the Company has revised the discussion on page 125.

Note 9. Subsequent Event, page F-24

3.                          We note from the disclosure added on page F-24 and elsewhere in the filing that on October 21, 2014, the Board of Directors of the Company declared a cash dividend of $.30 per share of Fantex Series Vernon Davis. We also note that this dividend is payable on November 26, 2014 to holders of such shares at the close of business on November 25, 2014. Please revise to also disclose the principal source of earnings or cash flows from the Vernon Davis brand contract that will be used to fund this dividend payment.

Response:                                         The Company respectfully notes that it has the disclosed the following on page 91, with emphasis added:

To date, we have never declared or paid any cash dividends on our capital stock other than (1) a dividend of $0.70 per share on our Fantex Series Vernon Davis, paid on August 18, 2014 to holders of such shares at the close of business on August 15, 2014, and (2) a dividend of $0.30 per share on our Fantex Series Vernon Davis, payable on November 26, 2014 to holders of such shares at the close of business on November 25, 2014. We intend to pay cash dividends from time to time out of available cash for each tracking stock, including Fantex Series Mohamed Sanu, equal to an amount in excess of 20% of the ‘‘available dividend amount’’ for such series. Because of the seasonal nature of the brand income underlying our tracking stock, the dividends for a tracking stock would be expected to coincide with the seasonal receipt of cash pursuant to the underlying brand contract. For example, because of the timing of the football season, to the extent we declare dividends on the Fantex Series Mohamed Sanu, these dividends are likely to be declared in the first or second fiscal quarters, following the end of the NFL season, and they will not coincide with the third and fourth fiscal quarters during the NFL season. We do not intend to declare dividends on our platform common stock for the foreseeable future.

* * * * * *

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 5 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP